# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOOZ ALLEN HAMILTON HOLDINGS, CIK 0001443646
CUSIP: 099502106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 8283 GREENSBORO DRIVE, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000080255-26-000405
Filed by CIK 0000080255

## Reporting persons
- T. Rowe Price Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 5,209,846; shared voting power 0; sole dispositive power 5,372,456; shared dispositive power 0; aggregate amount beneficially owned 5,372,456 (4.5% of the class)

## Item 1. Issuer
Name of issuer: BOOZ ALLEN HAMILTON HOLDINGS
Address of issuer's principal executive offices: 8283 GREENSBORO DRIVE, MCLEAN, VA, 22102

## Item 2. Person Filing
Name of person filing: T. Rowe Price Associates, Inc.
Address of principal business office or, if none, residence: 1307 Point Street, Baltimore, MD 21231
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 5372456
Percent of class: 4.5
Sole power to vote or to direct the vote: 5209846
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5372456
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

## Signatures
- T. Rowe Price Associates, Inc.: Ellen York, Vice President (08/14/2026)